

2023
Annual
Report



DAVEY
Proven Solutions for a Growing World

SUMMARY FINANCIAL DATA

Operating Statement Data:	2023	2022	2021	2020	2019
			Year Ended December 31,		
Revenues	$ 1,693,481	$ 1,511,081	$ 1,378,053	$ 1,287,552	$ 1,143,720
Costs and expenses:					
Operating	1,089,605	976,316	884,232	823,297	730,096
Selling	305,624	271,882	242,453	227,392	209,148
General and administrative	132,571	116,036	99,784	89,528	76,738
Depreciation	53,571	51,969	52,927	53,888	57,292
Amortization of intangible assets	5,072	3,228	3,044	2,827	2,545
Gain on sale of assets, net	(7,169)	(8,586)	(5,653)	(3,581)	(2,055)
Income from operations	114,207	100,236	101,266	94,201	69,956
Interest expense	(13,745)	(6,129)	(4,973)	(6,899)	(8,514)
Interest income	1,894	955	175	2,135	348
Other expense	(5,120)	(9,863)	(7,021)	(5,555)	(8,112)
Income before income taxes	97,236	85,199	89,447	83,882	53,678
Income taxes	25,096	23,909	23,748	22,945	12,628
Net income	$ 72,140	$ 61,290	$ 65,699	$ 60,937	$ 41,050
Earnings per share-diluted *	$ 1.58	$ 1.31	$ 1.38	$ 1.32	$ .86
Shares used for computing per					
share amounts-diluted	45,538	46,737	47,590	46,066	47,956
Other Financial Data:					
Depreciation and amortization	$ 58,643	$ 55,197	$ 55,971	$ 56,715	$ 58,355
Capital expenditures	87,322	89,240	67,528	57,650	56,646
Cash flow provided by (used in):					
Operating activities	71,450	77,898	75,969	152,081	83,353
Investing activities	(99,875)	(131,516)	(87,178)	(54,928)	(63,322)
Financing activities	20,918	52,827	14,443	(92,059)	(31,824)
Cash dividends declared per share *	.09	.08	.06	.05	.05

*Prior periods have been adjusted for the two-for-one stock split effected in October 2021.



ANNUAL MEETING
The Annual Meeting of Shareholders of
The Davey Tree Expert Company will be
held at the Davey Institute in Kent, Ohio,
and virtually on Tuesday May 21, 2024,
at 5:00 p.m. EDT

**ACCESS TO COMPANY
REPORTS**
All periodic reports filed with the
Securities and Exchange Commission
(SEC) can be viewed through our Internet
website, by hyperlink to the SEC's website
(http://www.sec.gov). Also, copies of our
Annual Report on Form 10-K are available,
without charge, upon written request.

VISIT OUR WEBSITE
To learn more about The Davey Tree
Expert Company visit us at
http://www.davey.com/shareholders/

BALANCE SHEET DATA

Balance Sheet Data:		Year Ended December 31,			
	2023	2022	2021	2020	2019
Total assets	$ 1,281,060	$ 956,221	$ 772,941	$ 655,354	$ 596,924
Long-term debt	283,177	230,768	123,531	77,068	143,354
Other long-term liabilities	380,457	180,305	154,663	125,353	103,497
Redeemable common shares related to 401KSOP and Employee Stock Ownership Plan (ESOP)	188,680	169,978	169,931	153,387	124,555
Shareholders' equity	152,474	129,800	103,840	79,674	59,846
Total common shares *	8,499	9,188	9,392	10,226	10,294
Common shares: *					
Issued	77,328	76,640	76,436	75,602	75,534
Less: In treasury	44,480	43,110	41,325	40,187	39,474
Net outstanding	41,347	42,718	44,503	45,641	46,354
ESOT valuation per share *	$ 22.20	$ 18.50	$ 18.10	$ 15.00	$ 12.10

*Prior periods have been adjusted for the two-for-one stock split effected in October 2021.

CASH DIVIDENDS
$0.09
Dividends Per Share



+12.49%

STOCK PRICE
$22.20
Stock Price Per Share



+20.0%

TOTAL SHAREHOLDERS
As of Dec. 30, 2023



6,207

NET REVENUE
$1,693,481
Net revenues (in 000s)



+12.1%
Year-to-year



OVERVIEW



Pat Covey, Chairman, President and CEO

I am pleased to report that 2023 was another record-setting year financially for the Company. Since we achieved the $1 billion revenue threshold in 2018, we have continued to grow and added approximately $700 million in quality revenue in the past five years. We have also focused on adding value for our shareholders, and during the same 5-year period, we have more than doubled our share price. Our foundation is solid, and we look forward to capitalizing on the growth and investment opportunities ahead.

As our business continues to grow and evolve, we remain focused on growth in the right strategic areas for our company while always remaining true to our core values of Safety, Integrity, Expertise, Leadership, Stewardship, and Perseverance. We continue to grow by increasing our service offerings, improving our technical capabilities, investing in strategic acquisitions, providing industry-leading customer service, and engaging with the communities in which we serve. These areas have been critical to our past success and will continue to drive our future results. I want to personally thank all our employees, clients, partners, and stakeholders for making 2023 an incredibly successful year for the Company and our shareholders.



UTILITY SERVICES
2023 REVENUE:
Increased by
$84.5 million
or
9.9%


RESIDENTIAL/COMMERCIAL SERVICES
2023 REVENUE:
Increased by
$30.8 million
or
7.5%

In 2023, the Company delivered $1,693,481,000 in net revenue, representing a growth of 12.1%, or $182,400,000, from 2022 net revenues of $1,511,081,000. Consistent with 2022, the Residential/Commercial (R/C) and Utility business segments delivered record revenues. Income from operations increased in both business segments, and the Company's net income increased by $10,850,000 in 2023 to $72,140,000. The increase in profitability mainly relates to a general stabilization in inflationary pressures that impacted most companies during the past two years, such as fuel price increases, employee wage increases, and supply chain costs. We enter 2024 with a strong balance sheet and with the knowledge that it will be a year of peak investment into the future of the Company as we continue construction on the Davey SEED (Science, Employee Education and Development) Campus training facility, enter phase 3 of our SAP S/4 HANA® system upgrade, and take advantage of some acquisitions that are significant strategic fits for our company. These investments exemplify the Company's commitment to ensuring that we are attracting, developing, and retaining the best talent in the industry and positioning the Company for the next decade by ensuring we have the people, skills, and resources to meet the ever-changing needs of our clients.

Our independent stock valuation firm, Management Planning Inc., determined that our stock price, effective December 31, 2023, increased $1.40 to $22.20 per share, or 6.7% from the mid-year 2023 stock price of $20.80, and a 20% increase for the year. Prior to the 24% stock price increase in 2020, we did not have a year of over 20% stock appreciation since 2007, and with this 2023 increase, we have now had 20-plus% increases in the stock price in three of the past four years.

Diluted earnings per share increased from $1.31 in 2022 to $1.58 in 2023. Combined shareholders' equity increased to a record level of $341,154,000 compared to $299,778,000 at the end of 2022. Additionally, I am pleased to announce that at the March Board of Directors meeting, the Board approved a dividend of $0.025 per share for the first quarter of 2024.

OPERATIONS

On the heels of a record year in 2022, both our R/C and Utility segments experienced solid revenue growth in 2023 compared to the prior year. The R/C segment was up $87,483,000, or 13.1%, compared to 2022, and all service lines within the R/C segment experienced growth from their prior year's revenue numbers. The Utility segment was up $94,424,000, or 11.2% over 2022, despite significant vegetation management budget cuts by some of our clients in the fourth quarter of 2023. Special recognition goes to our Utility service line managers, who did a masterful job of repositioning and reallocating equipment and employees in November and December during the client budget cuts to deliver another terrific year.

RESIDENTIAL / COMMERCIAL

The R/C segment revenue was up $87,483,000, or 13.1%, compared to 2022. Profitability in the R/C segment improved by 23.2% from 2022, primarily due to price and margin improvements in the Resource Group R/C operations. The Resource Group R/C revenue increased by $42.2 million, or 41.2%, from the prior year. This group continues to grow both organically and through targeted acquisitions. They did a great job managing inflationary wage and labor cost pressures by improving operational efficiencies, adjusting prices where necessary, and tailoring solutions to accommodate the desired outcomes and budgets of our clients. Their consistent growth through performance and creativity is a testament to the team's dedication, professionalism, and talent.

The R/C tree care service line grew by $30.8 million, or 7.5%, from 2022. Their success was driven by targeted marketing efforts, a focus on improved productivity, expansion of liquid services, and an ongoing commitment to provide our clients with exceptional service. Commercial Landscape Services (CLS) was up $18.5 million from 2022, with the majority of this revenue increase coming from the Mickman Brothers, Inc. acquisition in Minneapolis, Minnesota. In addition to this great acquisition, the CLS team continued their focus on improving profitability through routing and time management, pricing, training, and client density in key markets. Thank you to the R/C field employees and the management teams for their consistency, dedication, and hard work in 2023.

As we enter 2024, we are seeing solid demand for our services, but we are also very cognizant that we must prepare for any economic slowdown that may occur. We are implementing new sales training, revising marketing programs, improving information access for our clients, and pulling levers to enhance client engagement efforts so we do not lose momentum in our R/C segment.

UTILITY

The Utility segment revenue grew by $94,424,000 or 11.2% from the prior year. This increase, led by the Utility Resource Group, was up $82.2 million or 30.0% year-over-year, coming off an impressive 30.3% increase in 2022. A significant portion of the growth was from our Asset Management team

related to joint use engineering and other related services that support the nation's investments in utility infrastructure and the federal government's investment in the rural high-speed internet expansion. Eastern Utility revenue decreased $4.4 million, or 1.7%, compared to 2022, and Surgery Company also saw a slight reduction in revenue of $5.4 million, or 2.2%, in 2023 compared to 2022. Both operations were impacted by the vegetation management budget constraints that our larger clients experienced in the fourth quarter, but also due to wildfire risk reduction strategies implemented by Davey management. Overall, the management team has done a great job navigating budget fluctuations, wildfire risks, weather challenges, and the overall business chaos of the regulated utility industry.

As we begin 2024, we are well-positioned to assist our utility clients with solutions for their vegetation management, asset management, and environmental planning needs. We look forward to additional opportunities in the utility infrastructure space and are well-positioned to provide our clients with solutions to meet their needs. Flexibility and resiliency will remain key; and I want to thank the Utility service lines for their hard work and dedication in 2023. Your perseverance, leadership, discipline, and operational innovation continue to serve the Company well, and we look forward to an exciting 2024.

CANADA

Our Canadian operations experienced significant growth in revenue and profitability in 2023 and were a major contributor to our company's financial success. The improvement in Canada was driven by the Utility segment, which benefited from pricing discipline, the continued 5G telecommunications

network buildout, wildfire clean-up work, and increased herbicide applications for its rail customers. For the year, our Canadian team increased revenue by 16%, acquired and integrated Four Seasons Tree Care in Toronto, solidified our position as the leader in railway vegetation management, performed over $7 million in fire clean-up work, and improved profitability by over 20%. Overall, it was a busy and productive year for the team, and we applaud their ability to maximize opportunities in 2023 through relentless and creative management.

While the Canadian wildfire restoration project revenue we had in 2023 will be hard to replace in 2024, we enter the year in Canada with optimism as we build on new client relationships and focus our resources on higher-margin work. We have secured long-term agreements on the new 5G telecommunications infrastructure lines and have master service agreements with both Class I rail companies, positioning Davey as the primary rail vegetation management company in Canada. Along with these contracts, we remain focused on our core Utility and Residential clients throughout Canada while expanding on our young, but maturing, DRG and Commercial Grounds operations.

The Davey future is bright in Canada, and we look forward to the 2024 results that the Canadian team will deliver by building on the incredible successes of 2023.

COMMUNICATION, OUTREACH AND ENGAGEMENT

We are actively leveraging technology to communicate, educate, and promote feedback from our employees, retirees, and clients, and encouraging them to engage with the Company



UTILITY VEGETATION MANAGEMENT



UTILITY ASSET MANAGEMENT



UTILITY RESOURCE GROUP
2023 REVENUE:
Increased by
$**82.2** million
or
30%


COMMERCIAL LANDSCAPE SERVICES
2023 REVENUE:
Increased by
$18.5 million
or
15.8%

and core aspects of our culture, such as employee ownership, our values, maintaining safe and inclusive workplaces, and authentically expressing respect for each other and our communities. These elements remain a point of emphasis for not only me and the executive management team, but also for company management at all levels throughout the organization.

Transparency also remains a focal point for the Company as we continue to strive to share information on company financial performance, training opportunities, and other news with employees through our customized communications app, DaveyConnect, the bi-monthly town hall broadcasts, electronic and traditional print delivery of the Davey Bulletin, digital broadcast boards in physical operations locations, social media, and other communication methods. We also communicate essential company news and information with our shareholders through the Alumni Update and Davey.com, and with our clients through a variety of means, including our new client portal. This network of company communication channels not only shares information about different opportunities for our stakeholders to connect with the Company, but these channels themselves serve as a means for employees, clients, and shareholders to engage with our rich culture and each other. For our employees, they can tap into this information stream to learn about opportunities to become an employee owner and what it means to be an engaged employee owner once they have started buying stock while also broadening their perspective on how Davey can provide life-changing career and financial impacts to the employee and their families.

Training opportunities for employees is one element we promote to our personnel frequently. Training at Davey provides employees with the chance to not only elevate their professional knowledge but also be a better teammate for their peers. From climbing to plant health care, turf and irrigation management to leadership, all aspects of training at Davey are designed to help our employees serve their clients' landscapes through the application of proven methods. In 2023, we introduced a new training program geared toward Spanish-speaking employees and, in the spring, the inaugural Davey Institute of Grounds Management (D.I.G.M.) en Español instructed 14 bilingual employees from Commercial Landscape Services in their native language. D.I.G.M. en Español will continue in 2024 and joins Davey's robust training offerings that includes the Davey Institute of Tree Sciences, Factors and Forces, the Davey Institute of Utility Vegetation Management, and more, in addition to an extensive catalog of online-based learning courses on the Davey Learning Management System.

In recent years, our employees have shown an increased willingness to put their skills to the test within the green industry by participating in tree climbing competitions across North America. In 2023, climbing competitions, sanctioned by the International Society of Arboriculture (ISA), from Oregon and British Columbia to New Mexico, Georgia, Ontario, and more, saw over 50 Davey employees engage in healthy competition with their industry peers in these ISA-sanctioned climbing and arborist skills competitions. Davey's commitment to the industry and support of our employees to be among the leaders in arboriculture, thanks to our robust training and education programs, has never been higher, and we are proud and supportive of all Davey participants entering these competitions.

In all that we do, our commitment to the safety of our teammates, clients, and communities where we work remains our truest example of professionalism, commitment to our values, and dedication to the "Do it right or not at all" teachings of John Davey. We have dedicated additional resources to Human Organizational Performance (HOP) program, which provides employees with actionable strategies to leverage improvement around safety, including changing our view of error, success, and accountability; seeing safety as a verb; cultivating trust; and understanding what failed, instead of who failed. Our organizational mindset around safety continues to evolve and revolves around working to ensure every employee makes it home safely at the end of each day.

USES OF CAPITAL

As we continue to make strategic investments in the Company around employees, technology, and infrastructure, liquidity remains a priority. We have many requirements for cash, which consist primarily of the redemptions of stock, investments in technology, and capital expenditures such as equipment, land, and buildings necessary to operate and grow the business. Staying focused on cash and collections is crucial. Our treasury, accounting, and operations teams are dedicated to managing cash and our working capital, and we have strong collaboration between these teams in our working capital and collections process.

In 2023, we redeemed $78,076,000 in Company stock, an increase of 3.1% from 2022, which was due primarily to the increase in our share price. The Company paid dividends to shareholders totaling $3,850,000 for 2023, which is 5.3% of net income for the year. Based on our strong financial performance, share price, and dividend policy, our dividend per share increased from $.08 a year to $.10 a year in December 2023.

Consistent with the past few years, we continue to build for the future by investing in our people, equipment, and other key infrastructure projects to facilitate the Company's rapid growth trajectory, training and safety initiatives, client support, and profitability improvement goals. The key investments for 2023 and 2024 are essentially the same and consist of the SAP upgrade project, the Davey SEED Campus construction, and the updating and renovation of our company-owned facilities, both in Kent and throughout the country. We are also investing more in acquiring real estate that secures our presence in urban markets where it is critical to maintain proximity to our clients and in strategic acquisitions.

As we continue to invest in these projects, we have planned for and taken the necessary steps to incur an increase in our debt balances in 2024. To ensure that we maintain the appropriate level of liquidity, the Company issued $75,000,000 in private placement notes during the fourth quarter of 2023. These proceeds paid down the Company's revolving credit facility, reduced the Company's interest expense, and ensured that the Company has ample liquidity for its continued investments. Despite this planned increase in debt, our balance sheet and liquidity position remain strong and well within acceptable leverage ratios.

We remain committed to our sustainability efforts and positively impacting the communities where we work and live. We actively pursue equipment and business solutions that emphasize greater fuel efficiency and safety components. We are utilizing more battery-powered equipment in certain markets and on noise-sensitive properties. And as the U.S. electric vehicle (EV) infrastructure improves in the coming years, we anticipate dramatic improvements



in the availability, effectiveness, and viability of commercial EVs and hybrid vehicles. We are excited to have completed our first biochar facility in the Chicago area where we will produce biochar using wood waste from our clients' properties. Biochar is a charcoal-like substance created from organic material, like the wood waste we produce, by combusting it at a very high temperature in a burn unit that limits oxygen and locks the carbon into the char. The process results in a product traditionally used as a soil amendment in agriculture or lawn care but is increasingly being used in construction materials and water filtration. This initiative is an example of Davey's commitment to serving our communities in an environmentally sustainable way by repurposing woodchips into a carbon-friendly solution rather than the chips going to landfills.

ACQUISITIONS

Acquisitions remain an important part of the Company's growth strategy, and in 2023, five new companies and many of their employees joined the Davey family. These brands bring a breadth of talented, dedicated, and high-quality teams to the Company, and we are excited to welcome them to Davey. Our acquisition strategy remains consistent with prior years and has served us well. We look for solid opportunities that can enhance the Company's service offerings and footprint while returning a sufficient internal return on the investment back to the Company within 7-10 years.

An example of this strategy is our acquisition of Mickman Brothers, Inc. This brand provides Davey with the opportunity to enhance our offerings in landscape, irrigation, and snow removal services, in addition to their premier garden center for their



local clientele where they grow most of the annuals and perennials they offer. Mickman also brings solid leadership and exciting new capabilities to Davey with a holiday wreath business that manufactures and ships seasonal wreaths throughout the U.S. This business provides fundraising opportunities for scouts, churches, schools, and other nonprofit organizations nationwide, along with client appreciation programs for large organizations. Mickman Brothers provides Davey with an opportunity to diversify our product offerings and boost our revenue and profit in the fourth quarter, when holidays, client budget cuts, and weather adversely impact the other areas of our business.

Overall, acquisitions offer the Company a path to expand into new geographic locations, add expertise and talent, bolster our locations, and broaden our service lines. Davey has become the preferred option for company owners in our industry looking for a strategic merger of their business and culture with a company with shared values. In the acquisition process, we look to build trust, deliver flexibility and integrity to the seller, ensure our motivations are in sync, and improve the lives of the teammates we gain in the process. While organic growth remains the primary component of our revenue growth, acquisitions will always be an important contributor to our success, and we are focused on strategies in both areas to assist with our objectives.

STRATEGIC PLAN

In 2023, we achieved several strategic goals and implemented key strategic initiatives. Our Davey Strategic Plan, Vision 2030, is centered around employees, clients, and shareholders. This year, we updated our three strategies with more concise and memorable definitions: Employees – we make Davey a great place to work; Clients – we exceed client expectations; and Shareholders – we think like owners. The objective – to make Davey a great place to work while delivering client and shareholder values – remains at the forefront of the strategic planning process and decision-making.

Many of the initiatives in this letter are rooted in the strategic plan. As we prioritized our actions for 2024, we added new plans and adjusted others to ensure we remain focused on the initiatives that can make a difference and move the Company forward. The Strategic Leadership Team meets bimonthly to discuss, track, and monitor the progress of these initiatives. This process keeps us focused on the larger items needed to think strategically and plan for the future while also addressing the immediate needs to run our business. We will continue to provide ongoing communication about these strategic initiatives throughout the year to employees during town hall meetings, DaveyConnect, and through other communications, such as the Davey Bulletin for all shareholders and the Alumni Update for retirees.

LOOKING AHEAD TO 2024

As we begin 2024, we are confident that our exceptional client service, breadth of service offerings, expansive geographic footprint, and our management's ability to shift to meet market challenges will continue to serve us well and result in another strong year. We remain financially solid and continue to grow the business in the right areas. We have long-standing relationships with our trusted financial partners, vendors, and clients. We have many opportunities in 2024 and look to the future as we continue investing in our people, equipment, and other resources. We are also beginning to see how Artificial Intelligence (AI) can benefit Davey in various ways and how we should manage that opportunity appropriately. These investments will position the Company for continued growth, but our primary competitive advantage is our commitment to our core values of Safety, Integrity, Expertise, Leadership, Stewardship, and Perseverance.

Employee ownership is the cornerstone of our company's culture and throughout 2024, we will be celebrating 45 years of employee ownership. As a shareholder, I want to thank you for your continued support and the trust you place in our employees and management team. Our outstanding employees, past and present, are the reason for our continued success. Our unmatched talent, creativity, grit, and commitment to living and working our core values are what make us unique and successful. By thinking and acting as owners, because we ARE owners, we continue to build upon the amazing Company that we have created over the past 144 years.

For additional information and news on the Company, please go to: https://www.davey.com/shareholders.

Thank you all for your continued support.

Patrick M. Covey

Patrick M. Covey

Chairman, President and Chief Executive Officer

INVESTING IN OUR FUTURE

CORPORATE RENOVATIONS COMPLETED

In December, renovations to the 42,000 square feet of space in the original two corporate wings concluded, and all spaces within the corporate office were open and occupied for the first time by operations and support staff since construction started on the third wing addition in 2020. Combined with the third wing, the corporate office's total 80,000 square feet of space provides a total 370 workstations to accommodate existing personnel and future growth.









SAP CONVERSION CONTINUES

The Davey360 project designed to implement and manage the conversion of the company's current SAP® business solutions software to the next iteration, SAP S/4HANA®, conducted a successful rollout of Phase 2 of the program in the fall of 2023. This phase transitioned the Davey Resource Group and Wetland Studies and Solutions, Inc., a Davey company, operations to S/4HANA. The Davey360 project is managing the transition of various Davey Company operations to the new software platform, with the overall project scheduled to conclude in 2026. Remaining company operations to transition to the new platform in the following phases are: Phase 3, Eastern Utility services, Davey Tree Surgery Company, Davey Tree Expert Company of Canada, Ltd., Wolf Tree; Phase 4, Residential/Commercial services, Commercial Landscape Services, , Davey Institute, and the corporate office.

SEED CAMPUS PROGRESSING RAPIDLY

Construction of the Davey SEED (Science, Employee Education and Development) Campus progressed rapidly over the year. By December, steel started rising to shape the superstructure of the main building, which will be approximately 70,000 square feet in size. More than 1.3 million pounds of steel will be used in the superstructure and other elements of the property. Over the course of 2023, about 300 trees and shrubs were planted in the campus' arboretum, which will have more than 500 when planting is finished. Over 6,600 linear feet of walking paths were also installed in the arboretum. Construction was completed on the approximately 2-acre pond. For research purposes, more than 500 trees were planted along with installation of several pollinator test plots, turfgrass test plots and the establishment of a honeybee hive. Construction on the SEED Campus main building is scheduled to be complete in 2025.





COMING IN 2024

A new initiative developed in the Strategic Plan Vision 2030 for 2024 is a facilities analysis of Davey-owned properties in the R/C and CLS service lines across the U.S. The assessment is intended to identify needed improvements at these Davey locations.

OUR VALUES



OUR VISION:
We create and deliver sustainable solutions.

Safety –
We protect and
care for each other.

Leadership –
We take purposeful
action toward our
collective success.

Integrity –
We are honest
and truthful
in all we do.

Stewardship –
We make the world
around us better.

Expertise –
We use science
and knowledge
to master our craft.

Perseverance –
We create solutions
to overcome challenges.

OUR MISSION:
We exceed client expectations.





Board of Directors

Patrick M. Covey G	Chairman, President & Chief Executive Officer
Donald C. Brown AC	Retired Executive Vice President, Administration, FedEx Freight
Alejandra Evans AG	Retired Senior Vice President, Risk Management, USI Insurance Services
Matthew C. Harris A	Principal, HV Holdings LLC
Thomas A. Haught CG	President & CEO, Sequoia Financial Group
Catherine M. Kilbane AC	Retired Senior Vice President, General Counsel and Secretary of The Sherwin-Williams Company
Charles D. Stapleton AG	Retired COO & Executive Vice President, Motorists Insurance Group
Karl J. Warnke G	Retired Chairman, The Davey Tree Expert Company

Committees:
A - Audit   C - Compensation   G - Governance

Subsidiaries

Chippers, Inc., Woodstock, Vermont

Davey Resource Group, Inc., Kent, Ohio

Davey Tree Expert Co. of Canada, Limited
Ancaster, Ontario & Vancouver Island, British Columbia

Davey Tree Surgery Company, Livermore, California

Standing Rock Insurance Company, Burlington, Vermont

Wolf Tree, Inc., Knoxville, Tennessee

Mickman Brothers, Inc., Ham Lake, Minnesota

Counselors At Law

Thompson Hine LLP   Cleveland, Ohio

Independent Auditors

Deloitte & Touche LLP   Cleveland, Ohio

Officers

Patrick M. Covey	Chairman, President & Chief Executive Officer
Joseph R. Paul	Executive Vice President, Chief Financial Officer & Assistant Secretary
Christopher J. Bast	Senior Vice President, Treasurer & Operations Support
Joseph E. Day	Executive Vice President & GM, U.S. Residential Operations
James E. Doyle	Executive Vice President & GM, Davey Tree Expert Co. of Canada, Limited
Larry R. Evans	Executive Vice President & GM Davey Tree Surgery Company
James C. Houston	Vice President & GM, Eastern Operations, U.S. Residential/Commercial Services and Commercial Landscape Services
Gregory M. Ina	Executive Vice President of the Davey Institute and Employee Development
Dan A. Joy	Executive Vice President & Assistant to the President
Brent R. Repenning	Executive Vice President of U.S. Utility & Davey Resource Group
Erika J. Schoenberger	Vice President, General Counsel & Secretary
Thea R. Sears	Vice President & Controller

Organizational Vice Presidents

John G. Arico	Operations Vice President, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited	**Scott A. Hyland**	Vice President, Marketing
Jack R. Bloomfield	Senior Vice President, Lakes Region, U.S. Utility Services	**Kenneth A. Joehlin**	Vice President, DRG New Ventures, Davey Resource Group, Inc.
Scott R. Carlin	Vice President & GM, Asset Management Services, Davey Resource Group, Inc.	**Steven C. Johnston**	Regional Vice President, Utility Asset Management, Davey Resource Group, Inc.
Brian M. Chromey	Vice President, Operations, Wetland Studies and Solutions, Inc.	**Darran S. Malcolm**	Operations Vice President, Eastern Utility and National Railroad, Davey Tree Expert Co. of Canada, Limited
Geoff D. Cowan	Vice President, North Central Operations, U.S. Residential/Commercial Services	**Thomas J. Mascia**	Vice President, Davey Mitigation, Davey Resource Group, Inc.
Jeffrey A. Crites	Vice President, Commercial Tree Care Operations, U.S. Residential/Commercial Services	**John J. McCabe III**	Vice President & GM, Utility Vegetation Management, Davey Resource Group, Inc.
Anna C. Davis	Vice President, Human Resources	**Jeffrey A. McCormick**	Regional Vice President, Northern Operations, Davey Tree Surgery Company
Andrew H. Ferguson	Vice President, Western Operations, U.S. Residential/Commercial Services	**Paul A. Milano**	Vice President, Fleet Services and Procurement
Dylan R. Glazer	Vice President, Operations, Davey Tree Expert Co. of Canada, Limited	**David A. Miller**	Regional Vice President, Southern Operations, Davey Tree Surgery Company
Frank R. Graziano	Vice President and Chief Technical Officer, Wetland Studies and Solutions, Inc.	**Michael J. Mittiga**	Vice President & GM, Eastern Utility, U.S. Utility Services
Daniel J. Gregory	Regional Vice President, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited	**Michael D. Nash**	Vice President & GM, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited
Raymond J. Hannebique	Vice President, Pipeline Services, U.S. Utility Services	**Johnny L. Page**	Regional Vice President, Gulf Operations, U.S. Utility Services
Marvin E. Hassell	Senior Vice President, Gulf Region, U.S. Utility Services	**Jeffrey S. Parson**	Regional Vice President, Central Operations, U.S. Utility Services
William R. Heriford	Regional Vice President, Davey Tree Surgery Company	**Michael A. Perri**	Regional Vice President, Ontario Utility Operations, Davey Tree Expert Co. of Canada, Limited
Daniel A. Herms	Vice President of Research and Development, Davey Institute		
Paul R. Holland	Vice President & Controller Davey Tree Expert Co. of Canada, Limited		

Patrick R. Perry	Vice President of Safety & Employee Development, Davey Tree Expert Co. of Canada, Limited
Kevin B. Peters	Vice President, Operations, Davey Tree Surgery Company
Blane Pshigoda	Operations Vice President, Commercial Landscape Services
Sandra L. Reid	Vice President, Corporate Communications and Strategic Planning
Jeremy L. Sadler	Regional Vice President, Business Development, Utility Asset Management, Davey Resource Group, Inc.
Philip G. Snyder	Vice President, East Atlantic Operations, U.S. Residential/Commercial Services
Mark J. Svozil	Vice President & GM, Commercial Landscape Services
John R. Tokarczyk	Regional Vice President, Lakes Region, U.S. Utility Services
Mark H. Turnbull	Regional Vice President, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited
William J. Van Cura	Vice President, Operations, Atlantic Region and Wolf Tree, U.S. Utility Services
Blair A. Veitch	Vice President & GM, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited
Karen M. Wise	Vice President, Environmental Consulting, Davey Resource Group, Inc.
John A. Wright	Vice President, Operations, Commercial Landscape Services
James A. Zwack	Vice President & GM of the Davey Institute




DAVEY
SINCE 1880
DAVEY

DAVEY
Proven Solutions for a Growing World

THE DAVEY TREE EXPERT COMPANY
1500 North Mantua Street, P.O. Box 5193
Kent, Ohio 44240-5193
www.davey.com